                                                                      Exhibit 16


                          LICENSING AND MARKETING AGREEMENT

    Agreement made this 7 day of July 1997 by and between Nitro Plastics Technologies of Israel, an Israel Corporation whose business address is 17 Ben Yehuda St. Netanya 42305 and Palletech Inc., a Delaware Corporation whose business address is 1835 James Parkway, Heath, OH 43056 (hereinafter referred to as "Palletech"). Franchise is to be operated in the Fix-Corp. plant, located at 1835 James Parkway, Heath, OH 43506.

                                      WITNESSETH

WHEREAS, Palletech is a manufacturer of plastic

WHEREAS, Nitro Plastics Technologies of Israel is the licensee of a proprietary injection molding technology especially suited for the manufacturing of plastic pallets and other products from recycled plastics; and,

WHEREAS, Nitro Plastics Technologies of Israel wishes Palletech to manufacture plastic pallets, and Palletech wishes to manufacture pallets utilizing the technology to be supplied by Nitro Plastics Technologies of Israel.

NOW THEREFORE, in consideration of the mutual covenants, terms and conditions contained herein, the parties agree as follows:

1.  RECITATIONS: The above recitations are true and correct.

2.  CONDITIONS PRECEDENT:

    2.1. Palletech will purchase an injection molding machine and appropriate molds and equipment for the purpose of manufacturing plastic pallets. Said machines is described as a 750 ton form molding machine, with gas assist technology and proprietary configuration, and said machine shall be physically located on the premises of Palletech no later than January 1998.

    2.2. Nitro Plastics Technologies of Israel shall sub-license Palletech to utilize the subject technology for the specific purpose of manufacture of plastic pallets (or such other products as shall be mutually agreed by the parties) for a period of ten (10) years, commencing with the date that the subject machine is installed and operational. After the ten (10) year period of time, Palletech Inc. owns the sub-licensing agreement free and clear. Product manufactured pursuant to this agreement shall be sold in the areas generally identified as the Midwest and Northeastern regions of the United States. Those above mentioned territories will be the exclusive territories to Palletech unless Palletech does not have the ability to build new facilities as they are needed. If Palletech Inc. is not able to perform, they have a reasonable period of time to satisfy Nitro Plastics Technologies of Israel increase demand of production, then Palletech Inc. will go on a first write of refusal to open and establishing a manufacturing and distribution plant and have the right to produce sales in the state of California. Before Nitro Plastics Technologies of Israel makes an agreement with an additional third party for other territories in the United States, Nitro Plastics Technologies of Israel will give the same opportunity to Palletech Inc.

3.  RESPECTIVE DUTIES, RESPONSIBILITIES AND OBLIGATIONS OF THE PARTIES:

    3.1.   Duties of Nitro Plastics Technologies of Israel:

    3.1.1. Nitro Plastics Technologies of Israel shall provide supervisory and technical personnel to effect the installation of the subject machine and train personnel of Palletech in the use and operation of said machine; and, Nitro Plastics Technologies of Israel shall continue to provide technical support for a period of one (1) year commencing with the date that the machine is operational.

    3.1.2. Nitro Plastics Technologies of Israel shall provide sales personnel who will undertake the sale of all pallets produced, at a price determined by Palletech.

    3.1.3. Nitro Plastics Technologies of Israel shall perform such other sales and marketing functions as it deems necessary or desirable, providing however that Palletech shall bear the expense of an annual advertising allowance, such an amount to be determined by the agreement of the parties.

    3.2.   Duties of Palletech

    3.2.1. Palletech shall, at its own cost and expense, provide all production facilities, equipment, raw materials, supplies, maintenance, repair, personnel and any and all other items, including also freight and installation costs, as shall be necessary to accomplish the manufacture of plastic pallets.

4.  FEES AND PAYMENTS

    4.1. Palletech shall pay to Nitro Plastics Technologies of Israel a licensing fee in the amount of $250,000.00, payable in three equal installments as follows: (1) $83,333.33 upon execution of this Agreement, and the remaining to be paid, in pallets at Palletech Inc.'s wholesale price, after production begins in Ohio.

    4.2. During the first five (5) years of the term of this Agreement, Palletech shall pay to Nitro Plastics Technologies of Israel, in exchange for all services to be rendered by Nitro Plastics Technologies of Israel, a total fee in the amount of $2.10 per pallet sold, and a royalty for the licensed technology in the amount of 50 CENTS per pallet. During the second five (5) years of the term of the Agreement, the royalty portion of the payment per pallet shall reduce from 50 CENTS to 25 CENTS per pallet. Payment shall be made to Nitro Plastics Technologies of Israel by Palletech within seven (7) business days after receipt, and clearance of funds, by Palletech.

    4.3. During years two through five of the term of this agreement, contingent upon Nitro Plastics Technologies of Israel selling in excess of 950,000 pallets in each year, Nitro

Plastics Technologies of Israel shall be entitled to receive from Palletech 100,000 common stock warrants, per year, for Fix-Corp. International, Inc., common stock, at 75% face value.

    4.4. At the end of each year of the term of the agreement, in addition to all the above fees, Palletech shall pay to Nitro Plastics Technologies of Israel a lump sum fee of $50,000.00 for ongoing research and development. Palletech will have the right to the new technology that it is paying for on an annual basis.

5.  MISCELLANEOUS PROVISIONS

    5.1.   DEFAULT

    5.1.1. Default by Palletech: It is understood and agreed that the technology licensed herein is proprietary to Nitro Plastics Technologies of Israel pursuant to its licensing agreement with the owner of the technology. Nitro Plastics Technologies of Israel agrees to indemnify Palletech Inc., or its affiliates in the event that Nitro Plastics Technologies of Israel does not own the proprietary technology that it has claimed it owns. Any attempt by Palletech to utilize this technology for its own purposes, outside of the terms and provisions of the agreement shall immediately terminate this agreement. In such event Palletech shall be liable for payment to Nitro Plastics Technologies of Israel for an amount equal to double the fees and royalties that would be payable to Nitro Plastics Technologies of Israel based upon the anticipated annual sales, which are anticipated and agree to be 950,000 pallets. In addition, Nitro Plastics Technologies of Israel shall be entitled to such equitable relief, including injunction, as shall be appropriate. Nitro Plastics Technologies of Israel agrees that Palletech Inc. has the right to sell the pallets through their own organization or an affiliates organization provided that Nitro Plastics Technologies of Israel receives its royalties on those sales. Nitro Plastics Technologies of Israel acknowledges that is the equipment or reasons beyond Palletech Inc.'s control is not able to produce 950,000 pallets on an annual basis that this would not constitute a default by Palletech Inc.

    5.1.2. In the event of default by Palletech, including but not limited to failure to produce or other attempted termination of the agreement, Palletech shall be liable for payments to Nitro Plastics Technologies of Israel for the accelerated payment of all fees that would be due to Nitro Plastics Technologies of Israel under this agreement, including all sales, commissions and royalties based upon the anticipated annual production of 950,000 plastic pallets. There will be a 120 day cure period given to Palletech Inc. in the event of a default.

    5.2. NO PARTNERSHIP: Nothing contained herein shall be construed or interpreted to create a partnership relationship between the parties. Neither party shall have any authority to obligate or bind the other for any debt to a third party.

    5.3. NOTICE: Any notice required by this agreement shall be given by certified mail to the address of the party involved as shown at the beginning of this agreement.

    5.4. ARBITRATION: No civil action concerning any dispute arising under this agreement shall be instituted before any court and all such disputes shall be submitted to final and binding arbitration by a three man panel. Each party shall select one arbitrator, who will in turn select a third arbitrator. All costs and expenses of the arbitration, including actual attorney's fees, shall be allocated among the parties according to the arbitrator's discretion. The arbitrator's award resulting from such arbitration may be confirmed and entered as a final judgment in any court of competent jurisdiction and enforced accordingly. Further, the parties hereto expressly agree that proceeding to arbitration and obtaining an award thereunder shall be a condition precedent to the bringing or maintaining of any action in any court with respect to any dispute arising under this agreement, except for the institution of a civil action to maintain the status quo during the pendency of any arbitration proceeding.

    5.5. ATTORNEYS FEES: In the event of any litigation (arbitration) caused by a dispute arising from this agreement, the prevailing party shall be entitled to reimbursement from the losing party for attorney's fees (including those on appeal) and costs incurred during each dispute.

    5.6. SUCCESSORS IN INTEREST: Although it is understood and agreed that this agreement is not assignable by Palletech to any third party without the prior written consent of Nitro Plastics Technologies of Israel the provisions, conditions, terms and covenants herein contained shall bind and the benefits and advantages shall inure to, the respective successors, assigns, trustees, receivers, heirs and personal representative of the parties hereto.

    5.7. LAWS CONTROLLING: This agreement shall be construed, enforced and interpreted in accordance with the laws of the State of Florida, whose jurisdiction is acceptable to both parties.

    5.8. CAPTIONS: The captions of sections of this agreement are for convenient reference only, and shall not affect the construction of interpretations of any of the terms and provisions set forth herein.

    5.9. SEVERABILITY: In the event any provision of this agreement are found to be in violation of any law, or are determined to be unenforceable for any reason, this shall not serve to invalidate the remainder of this agreement.

6.  ASSIGNMENTS

    6.1. Nitro Plastics Technologies of Israel will take total production of pallets from Palletech for distribution and selling purposes. Palletech Inc. will determine the price of the pallets.

    6.2. Nitro Plastics Technologies of Israel reserves the right to assign this licensing and marketing agreement at any time without notification.

    In WITNESS WHEREOF, the parties hereto have executed this agreement on the day and year first above written.

All documents, blue prints, machine blue prints, and operating techniques will be placed in a safety deposit box.

Definition of a reasonable period of time is 24 months.

Palletech INC.                         Nitro Plastics Technologies of Israel


By:   /s/ Mark Fixler                  By:  Yoram Aisenberg
   --------------------------------

Title:   CEO                           Title:    President
      -----------------------------


                                         /s/ Yoram Aisenberg
                                       ----------------------------------------

Witness:   /s/ Sherryl Durst           Witness:   /s/ illegible
        ---------------------------            --------------------------------

                                       Notary Public:
                                                     --------------------------